MINNEAPOLIS	ST. PAUL
220 South Sixth Street | Suite 2200	444 Cedar Street | Suite 2100
Minneapolis, MN 55402-4504	St. Paul, MN 55101-2136
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Roger H. Frommelt
612-373-8541
Fax: 612-338-4608
E-mail: rfrommelt@felhaber.com
Reply to Minneapolis Office

November 13, 2007

By Federal Express and EDGAR

Ms. Brigitte Lippmann Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010	Mr. Adé Heyliger Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010

RE:	Entrx Corporation
Preliminary Proxy Statement on Scheduled 14A
Filed November 8, 2006
File No. 0--02000
Our File No. 17399.000

Dear Ms. Lippmann and Mr. Heyliger:

This letter is in response to our conversations on November 5 and 6, 2007, regarding the above matter. We are delivering to you marked and unmarked copies of Amendment No. 2 to the Preliminary Proxy Statement of Entrx Corporation and Amendment No. 1 to Schedule 13E-3, which were filed with the Commission on this date. I anticipated filing this last week, but the changes necessitated a Board of Directors meeting.

Our changes to the Preliminary Proxy Statement are as follows:

•	At pages 6, 9, 12, 13 and 15 we fixed the cash-out price at $0.35 per share. This may increase (but will not decrease) with our definitive proxy statement, depending upon the market.

•
At pages 6 and 7 we indicate that the record date for the reverse/forward split (the “Effective Date”) will be in January 2008. The exact date will be set forth in our definitive proxy statement, and will likely be prior to January 15, assuming we are able to hold our shareholders’ meeting on December 17, 2007 or shortly thereafter.

Ms. Brigitte Lippmann
Mr. Adé Heyliger
November 13, 2007

•	At page 12 we have expanded the discussion regarding “Fairness of the Reverse/Forward Split.”

•
We have eliminated the discussion concerning how the cash-out price is to be determined (“Determination of Cash-Out Price”), and merged the relevant parts of that discussion into the “Fairness of the Reverse/Forward Split” discussion.

•	At page 10 we increased our estimate of the cost of effecting the reverse/forward split.

The changes to the Schedule 13E-3 involve mainly the reference pages to the Preliminary Proxy Statement.

We are hopeful that the amendments satisfactorily address your concerns.

Very truly yours, Roger H. Frommelt

RHF:jrh:enclosure

cc:	Peter L. Hauser, Entrx Corporation
Brian Niebur, Entrx Corporation